06019401

Morgan

The Morgan Crucible Company plc

12th December 2006

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 15 2006
WASH, D.C.
151

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	15:06 11-Dec-06
Number	6465N

ISSUER
The Morgan Crucible Company plc
FILE NO.
82-3387

The Morgan Crucible Company plc

The Company was informed after close of business on 8th December 2006 that the Trustees of the Morgan General Employee Benefit Trust ("the Trust") had acquired 386,414 Ordinary shares in the capital of the Company at an average price of £2.514508 per share to satisfy future obligations arising from provisional share awards made under The Morgan Crucible Long Term Incentive Plan 2004 and share options granted under The Morgan Crucible Executive Share Option Scheme 2004.

Following this purchase the Trust holds a total of 9,150,337 Ordinary shares representing 3.12% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

END

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